

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 9, 2009

Via Fax & U.S. Mail

Mr. Yukinori Yoshino
Chief Financial Officer
Amanasu Techno Holdings Corporation
115 East 57th Street, 11th Floor
New York, NY 10022

>   **Re:** **Amanasu Techno Holdings Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 001-31261**

Dear Mr. Yoshino:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

1. Please specifically disclose, in your annual and interim filings, the fact that your audit report expresses substantial doubt about your ability to continue as a going concern.

Notes to Consolidated Financial Statements

Note 4 – Related Party Transactions, page 14

2. Please tell us in your response why you believe no imputed interest is required on the $110,000 advance from your principal shareholder, and how you considered SAB Topic 5T in the analysis leading to such conclusion.

Note 5 – Other Advances, page 14

3. Please tell us the facts and circumstances surrounding the non-redemption of the $99,900 subscription for common stock. Include in your response the identity of the subscriber, whether such subscriber is already a significant shareholder, and why the stock has not been issued. Indicate the date you received the cash payment, the date that the transaction was cancelled, and tell us why you believe that no refund has been requested. Explain how and when you believe this matter will be resolved. We may have further comments upon review of your response.

Note 11 – Contingency, page 15

4. Related to the settlement of the lawsuit discussed here, please tell us how the verdict assigned liability for the settlement amount, how you determined which parties to the suit should make payments, and how you treated this liability in your financial statements. Include in your response why you have not paid and do not expect to pay any portion of the settlement amount.

Note 12 – Subsequent Events, page 15

5. Here and in your first quarter Form 10-Q you describe Water as a corporation that has been in the business of packaging and selling bottled water in the Far East. Based upon the disclosures included in the most recent Form 10-K filed by Amanasu

Environment Corporation, it appears that the principle product of Water was never launched. If true, please revise to clarify. In addition, please describe and quantify the assets and liabilities to be acquired as of the most recent practicable date. Finally, please quantify and describe the revenues, expenses and net income or loss incurred by Water during the last fiscal year and the most recent fiscal quarter.

Item 9A. Controls and Procedures, page 16

6. Please file an amended Form 10-K to include management's assessments of both Disclosure Controls and Procedures and Internal Control over Financial Reporting as required by Items 307, 308, and 308T of Regulation S-K.

Exhibit 31

7. As you are required to present management's evaluation of the effectiveness of internal controls over financial reporting, please revise this certification to include the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officer's responsibility for designing, establishing and maintaining internal control over financial reporting. Your current certification includes only the language related to disclosure controls and procedures. Your certification included as an exhibit to your Form 10-Q for the quarterly period ended March 31, 2009 should be similarly revised.

Form 8-K filed May 5, 2009

8. Please tell us how you plan to record each of the events disclosed in this Form 8-K in your financial statements. Specifically, tell us the method under which you will record the transactions, how you determined such method was appropriate, and, if applicable, how you assessed significance of such transactions under Rule 8-04 of Regulation S-X. Please also address in your response how the consideration to be exchanged was negotiated and valued.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief